Exhibit 99.1

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 26, 2011.

THIRD QUARTER HIGHLIGHTS

•	Gold production from continuing operations increased to 592,100 ounces compared to 588,600 ounces in 2010.

•

Total cash costs from continuing operations were $258 per gold ounce, net of by-product copper, silver, lead and zinc credits, compared to $260 per ounce in 2010. On a co-product basis, cash costs were $551 per gold ounce, compared to $435 per gold ounce in 2010.(1)

•

Net earnings attributable to shareholders of Goldcorp of $336 million ($0.42 per share), compared to net earnings of $723 million ($0.98 per share) in 2010. Adjusted net earnings amounted to $459 million ($0.57 per share), compared to $244 million ($0.33 per share) in 2010.(2)

•

Operating cash flows from continuing operations increased to $723 million, compared to $418 million in 2010. Operating cash flows before working capital changes increased to $681 million, compared to $457 million in 2010.(3)

•	Free cash inflows of $224 million, compared to free cash inflows of $166 million in 2010.(4)

•	Dividends paid of $82 million, compared to $33 million in 2010.

•

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) granting Minera Alumbrera Limited SA (“Alumbrera SA”), an entity jointly controlled by the Company, Xstrata and Yamana, an exclusive four year option to acquire Yamana’s interest in the Agua Rica project in northwest Argentina.

(1)

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The Company has restated prior period comparisons of co-product total cash costs accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2011	2010	2009
Gold	$1,250	$1,000	$750
Silver	20	16	10
Copper	3.25	2.75	1.75
Lead	0.90	0.80	-
Zinc	0.90	0.80	-

Using actual realized sales prices, co-product total cash costs would be $561 per gold ounce for the three months ended September 30, 2011. Refer to page 39 for a reconciliation of total cash costs to reported production costs.

(2)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)

Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

(4)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities of continuing operations. Refer to page 40 for a reconciliation of free cash flows to reported net cash provided by operating activities of continuing operations.

2    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp Inc. is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At September 30, 2011, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at September 30, 2011 include the Cerro Negro gold project in Argentina; Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal (“Escobal”) silver project in Guatemala, and a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico.

Europe’s financial health worsened during the third quarter of 2011 and the debt crisis continued to be a focus of financial markets. As the Eurozone moves from crisis to crisis, it has reached a systemic dimension where sovereign stress has moved from smaller economies to some of the larger countries. This, in turn, has fuelled an escalation in gold prices to record highs in excess of $1,800 per ounce at the beginning of September 2011. The bullish view on gold, however, did experience a pull back when the gold price dropped 17% closing at $1,620 per ounce at the end of the third quarter. The uncertainty in the financial markets has translated into continued volatility in the gold price. The Company realized an average gold price of $1,719 per ounce during the third quarter of 2011, a 13% increase over the second quarter of 2011’s average realized gold price of $1,516 per ounce.

Gold production was 1% lower during the third quarter of 2011, compared to the second quarter of 2011, primarily due to the decline in grade from the Red Lake gold mines as a result of localized grade variability within the High Grade Zone. Production costs decreased by 10% from the prior quarter primarily due to the rebate related to the implementation of long term Energy Management Plans (EMPs). In the third quarter, Red Lake, Musselwhite and Porcupine mines qualified for the Northern Industrial Electricity Rate program administered by the Ontario Ministry of Northern Development, Mines and Forestry. The program offers a C$0.02 per kilowatt hour rebate on actual energy consumption for companies that commit to energy efficiency improvements through the development and implementation of long-term EMPs. During the 3-year program, rebates for Goldcorp are estimated to be $30 million, contingent upon continuation of the implementation of EMPs. A retroactive rebate of $11 million was received in September 2011 and allocated to the mines based on consumption. It is anticipated that quarterly rebates will be received until March 2013.

Peñasquito continued its focus to ramp-up metal production with ore grades and metal recoveries as anticipated as progress continued into the heart of the sulphide zone. Key projects for the High Pressure Grinding Roll (“HPGR”) supplemental feed system, additional water supply, and increase in height of the tailings dam proceeded as planned. These projects remain on target to achieve the plant design of 130,000 tonnes per day by the end of the first quarter of 2012.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Key capital projects in the Company’s growth pipeline continued to progress with their development plans over the third quarter. At Cerro Negro and Éléonore, initial construction activities are prepped and ready to commence with the receipt of permits expected in the fourth quarter of 2011. In addition, permitting continues to progress at El Morro with the reroute of the Algarrobal road and approval is also expected in the fourth quarter. Receipt of permitting is a key milestone which will advance these projects towards their first project gold production which for Cerro Negro is anticipated to be mid-2013, Éléonore late-2014, and for El Morro anticipated five to six years from the project approval date.

4    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENT ACTIVITIES – ACQUISITIONS, DIVESTITURES AND FINANCINGS

During the third quarter of 2011, the Company completed the following significant transaction:

Option to acquire a 37.5% interest in the Agua Rica project

On August 31, 2011, the Company and Xstrata signed a definitive agreement with Yamana whereby Alumbrera SA, an entity which the Company jointly controls with Xstrata and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina, in exchange for option payments from the Company and Xstrata of $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million in payments, Yamana will receive from Alumbrera SA $150 million upon approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata have made cumulative payments amounting to $30 million ($13 million - Goldcorp’s share).

During the third quarter of 2011, the following transaction was terminated:

Arrangement agreement between Primero Mining Corp. and Northgate Minerals Corporation

On July 12, 2011, Primero and Northgate Minerals Corporation (“Northgate”) entered into a definitive arrangement agreement to combine the two companies by way of a court-approved plan of arrangement. Subsequently, on August 29, 2011, Primero announced that the arrangement agreement had been terminated as a result of a superior proposal to Northgate by AuRico Gold Inc. A termination fee of C$25 million ($26 million) was received by Primero.

During the second quarter of 2011, the following significant transaction was completed:

Exercise of share purchase warrants

On June 9, 2011, the Company’s 8.4 million share purchase warrants issued in 2006 were due to expire and were suspended from trading. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share. Of the 8.4 million outstanding, 7.0 million were exercised for total proceeds of C$322 million ($330 million).

On June 26, 2011, 0.8 million warrants issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 were due to expire. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share. Of the 0.8 million outstanding, all were exercised for total proceeds of C$28 million ($28 million).

During the first quarter of 2011, the Company completed the following significant transaction:

Disposition of interest in Osisko Mining Corporation (“Osisko”)

On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of C$530 million ($536 million) resulting in a gain on the date of disposition of $320 million ($279 million after tax). Prior to the disposition, the Company’s interest in Osisko was recorded as an available-for-sale investment in equity securities.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended
	September 30		June 30		March 31		December 31
	2011	2010	2011	2010	2011	2010	2010	2009
Revenues	$1,308	$885	$1,323	$815	$1,216	$718	$1,319	$778
Gold produced (ounces)	592,100	588,600	597,100	588,600	637,600	600,100	689,600	601,300
Gold sold (ounces) (2)	571,500	567,500	606,400	577,500	627,300	544,200	678,600	573,100
Average realized gold price (per ounce)	$1,719	$1,239	$1,516	$1,208	$1,394	$1,111	$1,378	$1,107
Average London spot gold price (per ounce)	$1,702	$1,227	$1,506	$1,197	$1,386	$1,109	$1,367	$1,100
Earnings from operations and associates	$610	$325	$550	$275	$533	$256	$559	$243
Net earnings from continuing operations	$336	$305	$489	$524	$651	$232	$350	$68
Net earnings (loss) from discontinued operations, net of tax (1)	$-	$416	$-	$(5)	$-	$15	$206	$(2)
Net earnings	$336	$721	$489	$519	$651	$247	$556	$66
Net earnings attributable to shareholders of Goldcorp	$336	$723	$489	$521	$651	$247	$560	$67
Net earnings from continuing operations per share
– Basic	$0.42	$0.41	$0.61	$0.71	$0.82	$0.32	$0.48	$0.09
– Diluted	$0.41	$0.32	$0.52	$0.71	$0.81	$0.27	$0.47	$0.09
Net earnings per share
– Basic	$0.42	$0.98	$0.61	$0.71	$0.82	$0.34	$0.75	$0.09
– Diluted	$0.41	$0.87	$0.52	$0.70	$0.81	$0.29	$0.75	$0.09
Cash flows from operating activities of continuing operations	$723	$418	$330	$383	$586	$282	$682	$369
Total cash costs - by-product (per gold ounce) (3)	$258	$260	$185	$359	$188	$323	$164	$289
Total cash costs - co-product (per gold ounce) (4)	$551	$435	$553	$436	$504	$436	$472	$432
Dividends paid	$82	$33	$82	$33	$75	$33	$55	$33
Cash and cash equivalents	$1,476	$732	$1,378	$497	$1,280	$393	$556	$875

INCLUDING DISCONTINUED OPERATIONS
Revenues	$1,308	$886	$1,323	$844	$1,216	$750	$1,319	$778
Gold produced (ounces)	592,100	596,200	597,100	609,500	637,600	625,000	689,600	601,300
Total cash costs - by-product (per gold ounce) (5)	$258	$260	$185	$363	$188	$325	$164	$289
Total cash costs - co-product (per gold ounce) (6)	$551	$435	$553	$437	$504	$433	$472	$432

(1)

The Company’s interest in Terrane Metals Corp. (“Terrane”) and the San Dimas mining operation, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated and is presented in accordance with Canadian GAAP. Under Canadian GAAP, San Dimas was not considered a discontinued operation and was included in results of continuing operations prior to January 1, 2010. Refer to page 38 for further details on the discontinued operations.

(2)	Excludes commissioning sales ounces from Peñasquito, prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

(4)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $561 per gold ounce for the three months ended September 30, 2011.

(5)

Total cash costs per gold ounce on a by-product basis, including discontinued operations, includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver sales revenues for San Dimas to August 6, 2010 at $4.04 per silver ounce ($4.02 prior to November 2009) sold to Silver Wheaton.

(6)	Total cash costs per gold ounce on a co-product basis, including discontinued operations, includes the gold ounces sold and silver revenues for San Dimas to August 6, 2010.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended September 30, 2011 compared to the three months ended September 30, 2010

Net earnings attributable to shareholders of Goldcorp for the third quarter of 2011 were $336 million, or $0.42 per share, compared to $723 million, or $0.98 per share, for the third quarter of 2010. Compared to the third quarter of 2010, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2011 were impacted significantly by the following factors:

•

Revenues increased by $423 million, or 48%, primarily due to a $279 million increase in gold sales revenues resulting from a $480 per ounce, or 39%, increase in realized gold prices; a $127 million increase in silver sales revenues due to an 83% increase in silver sales volumes, resulting primarily from a full quarter of operations at Peñasquito, and a $13.15 per ounce, or 68%, increase in realized silver prices; and a $38 million and $12 million increase in zinc and lead sales revenues, respectively, resulting primarily from a full quarter of operations at Peñasquito; offset slightly by a $40 million decrease in copper sales revenues primarily resulting from a $1.77 per pound, or 40%, decrease in realized copper prices;

•

Production costs increased by $120 million, or 35%, primarily due to a full quarter of operations at Peñasquito ($157 million), higher silver sales volumes, higher consumable costs, higher employee costs and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements, slightly offset by a $19 million higher recovery of reclamation and closure costs related to revisions in estimates at the Company’s inactive mines, $11 million lower power costs from energy rebates and $4 million lower YMAD payments. The strengthening of the Canadian dollar and Mexican peso by 6% and 4%, respectively, against the US dollar negatively impacted the earnings of the Canadian and Mexican operations by approximately $8 million and $1 million, respectively;

•	Depreciation and depletion increased by $14 million, or 9%, primarily due to a full quarter of operations at Peñasquito;

•

Corporate administration was consistent, with a $4 million increase in share-based compensation resulting from vesting of previously issued stock options, restricted share units and performance share units, offset by lower corporate expenses;

•

A $20 million net loss on derivatives in the third quarter of 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s convertible notes; offset by a net gain of $16 million on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”), a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts and an unrealized gain of $1 million on investments in warrants. The $57 million net gain on derivatives in the third quarter of 2010 was comprised of a $61 million unrealized gain on the conversion feature of the Company’s convertible notes, a $14 million unrealized gain on share purchase warrants outstanding and a $2 million unrealized gain on the conversion feature of the Primero convertible note receivable; offset by a total loss of $19 million on the Silver Wheaton silver contract and a net loss of $1 million on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

Other expenses of $13 million in the third quarter of 2011 comprised mainly of $17 million in foreign exchange losses primarily arising from value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars. The $2 million of other expenses in the third quarter of 2010 comprised of $6 million in withholding taxes and corporate transaction costs, offset by $4 million in foreign exchange gains;

•

The effective tax rate in the third quarter of 2011, after adjusting for non-deductible share-based compensation expense and the unfavourable deferred tax impacts of the weakening Canadian dollar and Mexican peso, was comparable to the third quarter of 2010.

8    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Adjusted net earnings amounted to $459 million, or $0.57 per share(1), for the three months ended September 30, 2011, compared to $244 million, or $0.33 per share, for the three months ended September 30, 2010. Compared to the three months ended September 30, 2010, adjusted net earnings increased by $215 million, or 88%, and were impacted significantly by increased revenues resulting primarily from higher realized gold and silver prices, higher silver sales volumes and higher sales revenues from a full quarter of operations at Peñasquito, partially offset by higher mine operating costs and lower realized copper prices.

Total cash costs (by-product)(2) were consistent with the three months ended September 30, 2010, with higher production costs offset by higher by-product sales revenues.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs is a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2011 compared to the three months ended June 30, 2011

Net earnings attributable to shareholders of Goldcorp for the third quarter of 2011 were $336 million, or $0.42 per share, compared to $489 million, or $0.61 per share, for the second quarter of 2011. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2011 were impacted significantly by the following factors:

•

Revenues decreased by $15 million, or 1%, primarily due to a $48 million decrease in copper sales revenues resulting from a $1.54 per pound, or 37%, decrease in realized copper prices and a 10% decrease in copper sales volumes; a $16 million decrease in silver sales revenues due to a 14% decrease in silver sales volumes, offset by a $1.84 per ounce, or 6%, increase in realized silver prices; and a $15 million decrease in lead sales revenues primarily due to a 29% decrease in lead sales volumes and a $0.15 per pound, or 13%, decrease in realized lead prices; offset by a $63 million increase in gold sales revenues due to a $203 per ounce, or 13%, increase in realized gold prices, slightly offset by a 6% decrease in gold sales volumes;

•

Production costs decreased by $52 million, or 10%, primarily due to a decrease in copper, silver and lead sales volumes, $11 million lower power costs from energy rebates, $8 million lower YMAD payments and $3 million lower export retention taxes, offset by higher employee and consumable costs;

•	Depreciation and depletion decreased by $15 million, or 8%, due to lower sales volumes;

•

Corporate administration decreased by $8 million, or 13%, due to full vesting of previously issued stock options and the issuance of restricted share units that vested immediately in the prior quarter;

•

A $20 million net loss on derivatives in the third quarter of 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s convertible notes; offset by a net gain of $16 million on the Silver Wheaton silver contract, a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts and an unrealized gain of $1 million on investments in warrants. The $72 million net gain on derivatives in the second quarter of 2011 comprised of a $30 million net gain on the Company’s share purchase warrants which were exercised or expired during the prior quarter; a $28 million unrealized gain on the conversion feature of the Company’s convertible notes; a $10 million net gain on the Silver Wheaton silver contract; and $6 million total gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $2 million unrealized loss on investments in warrants;

•

Other expenses of $13 million in the third quarter of 2011 comprised mainly of $17 million in foreign exchange losses primarily arising from value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars. The $12 million of other income in the second quarter of 2011 mainly comprised $9 million in foreign exchange gains and $3 million of interest income arising from the Primero promissory notes and higher cash balances;

•

The effective tax rate in the third quarter of 2011, after adjusting for non-deductible share-based compensation expense and the unfavourable deferred tax impacts of the weakening Canadian dollar and Mexican peso, was comparable to the prior quarter. The prior quarter’s effective rate was impacted by the increase in Quebec mining duties from 12% to 16% offset by favourable impacts from deferred income being subject to lower future tax rates and non-taxable unrealized mark to market gains.

Adjusted net earnings amounted to $459 million, or $0.57 per share(1), for the three months ended September 30, 2011 compared to $420 million, or $0.52 per share, for the three months ended June 30, 2011. Compared to the prior quarter, adjusted net earnings increased by $39 million, or 9%, and were significantly impacted by lower mine operating costs; offset by decreased revenues primarily resulting from lower realized copper and lead prices and lower gold, copper, silver and lead sales volumes, slightly offset by higher realized gold and silver prices.

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Total cash costs (by-product)(2) were higher at $258 per ounce, as compared to $185 per ounce in the prior quarter primarily as a result of lower gold sales volumes and lower by-product sales revenues, offset by lower production costs.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs is a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

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Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2011 were $1,476 million or $1.84 per share, compared to $1,491 million or $2.03 per share for the nine months ended September 30, 2010. Compared to the nine months ended September 30, 2010, net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2011 were impacted significantly by the following factors:

•

Revenues increased by $1,429 million, or 59%, primarily due to a $770 million increase in gold sales revenues resulting from a $351 per ounce, or 30%, increase in realized gold prices and a 7% increase in gold sales volumes; a $453 million increase in silver sales revenues due to an $11.98 per ounce, or 64% increase in realized silver prices and a 214% increase in silver sales volumes; and a $135 million and $75 million increase in zinc and lead sales revenues, respectively, resulting from the commissioning of Peñasquito on September 1, 2010; offset by a $14 million decrease in copper sales revenues due to a 15% decrease in copper sales volumes, offset by a $0.32 per pound, or 10%, increase in realized copper prices. The majority of the increase in gold and silver sales volumes related to Peñasquito;

•

Production costs increased by $450 million, or 46%, primarily due to the commissioning of Peñasquito on September 1, 2010 ($493 million), $3 million higher export retention taxes, higher employee costs, higher consumable costs and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements; offset by $52 million higher recovery of reclamation and closure costs related to revisions in estimates at the Company’s inactive mines, $11 million lower power costs from energy rebates and $2 million lower YMAD payments;

•	Depreciation and depletion increased by $97 million, or 24%, primarily due to the commissioning of Peñasquito on September 1, 2010;

•	A $9 million increase in the Company’s share of net losses of Primero and Tahoe;

•

Corporate administration increased by $37 million, or 27%, due to the issuance of additional stock options, restricted share units and performance share units in the first and second quarters of 2011, vesting of previously issued stock options and restricted share units and increased corporate activity;

•	A $279 million net gain on securities in the first quarter of 2011 due to the sale of the Company’s equity interest in Osisko ($320 million before tax);

•

A $481 million net gain on disposal of mining interests from the sale of the Escobal project ($475 million before tax) and a $48 million net loss from the sale of an exploration project in Mexico ($64 million before tax) in the second quarter of 2010;

•

A $5 million net loss on derivatives for the nine months ended September 30, 2011 comprised of a $33 million unrealized loss on the conversion feature of the Company’s convertible notes; a net loss of $5 million on the Silver Wheaton silver contract; and a $4 million unrealized loss on investments in warrants; offset by a $28 million net gain on the Company’s share purchase warrants which were exercised or expired during the second quarter of 2011 and total gain of $9 million on foreign currency, heating oil, copper, lead, zinc and silver contracts. The $35 million net gain on derivatives for the nine months ended September 30, 2010 comprised of a $21 million unrealized gain on outstanding share purchase warrants; a $16 million unrealized gain on the conversion feature of the Company’s convertible notes; a $16 million total gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; and a $2 million unrealized gain on the conversion feature of the Primero convertible note receivable; offset by $19 million total loss on the Silver Wheaton silver contract and a $1 million unrealized loss on investments in warrants;

•

Other income of $21 million for the nine months ended September 30, 2011 was mainly comprised of $6 million in foreign exchange gains primarily arising on cash and cash equivalents denominated in Canadian dollars, $9 million in interest income earned on the Primero promissory notes and higher cash balances and proceeds of $5 million

12    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

from an insurance claim in the first quarter of 2011. Other expenses of $18 million for the nine months ended September 30, 2010 were primarily comprised of $10 million in transaction costs for the acquisition of the Camino Rojo and El Morro projects and $3 million in withholding taxes;

•

A higher effective tax rate for the nine months ended September 30, 2011, after adjusting for non-deductible share-based compensation expense and the unfavourable deferred tax impacts of the weakening Canadian dollar and Mexican peso, compared to the nine months ended September 30, 2010. This was primarily due to the 2010 gain on the disposition of Escobal being subject to a lower effective tax rate and the 2011 negative tax impact of the increase in the Quebec mining tax rate. The 2011 effective tax rate was favourably impacted by the gain on sale of Osisko being only 50% taxable as a capital gain, income deferred to later years being subject to lower effective tax rates and unrealized mark to market gains not being subject to tax.

Adjusted net earnings amounted to $1,276 million, or $1.59 per share(1), for the nine months ended September 30, 2011, compared to $602 million, or $0.82 per share, for the nine months ended September 30, 2010. Compared to the nine months ended September 30, 2010, adjusted net earnings increased by $674 million, or 112%, and were primarily impacted by increased revenues resulting from higher realized gold, silver and copper prices and sales revenues resulting from the commissioning of Peñasquito on September 1, 2010, slightly offset by a decrease in copper sales volumes. Adjusted net earnings was also impacted by the higher effective tax rate after adjustment for the deferred tax impacts of foreign exchange in the first nine months of 2011.

Total cash costs (by-product)(2) were lower at $209 per ounce, as compared to $314 per ounce in the comparative period. The decrease was primarily due to higher by-product sales revenues and gold sales volumes, offset by higher production costs.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs is a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

GOLDCORP    |    13

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$216	127,000	127,400	$1,694	$140	$405
	2010	$217	176,100	176,000	$1,233	$137	$268
Porcupine	2011	130	76,300	75,800	1,719	66	614
	2010	86	68,900	69,100	1,238	24	526
Musselwhite	2011	102	59,700	57,900	1,757	46	778
	2010	75	58,100	60,300	1,243	25	632
Peñasquito (1)(2)	2011	271	55,800	50,200	1,769	86	(796)
	2010	86	44,500	26,800	1,275	26	(577)
Los Filos	2011	127	73,200	74,300	1,691	77	490
	2010	82	66,500	66,200	1,234	39	438
El Sauzal	2011	44	26,100	25,500	1,721	21	475
	2010	50	40,600	40,700	1,234	21	258
Marlin (1)	2011	225	95,000	88,600	1,719	151	(347)
	2010	107	63,400	63,800	1,236	50	52
Alumbrera (1)	2011	126	38,200	33,600	1,773	46	(45)
	2010	138	34,100	30,300	1,259	50	(896)
Marigold	2011	43	25,600	25,400	1,678	18	788
	2010	21	16,800	16,700	1,236	3	817
Wharf	2011	24	15,200	12,800	1,699	13	614
	2010	23	19,600	17,600	1,233	8	679
Other (4)	2011	-	-	-	-	(54)	-
	2010	-	-	-	-	(58)	-
Total – continuing operations	2011	$1,308	592,100	571,500	$1,719	$610	$258
	2010	$885	588,600	567,500	$1,239	$325	$260
San Dimas (1)(3)	2011	$-	-	-	$-	$-	$-
	2010	$1	7,600	600	$1,170	$1	$259
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(3)	-
Total – including discontinued operations	2011	$1,308	592,100	571,500	$1,719	$610	$258
	2010	$886	596,200	568,100	$1,239	$323	$260

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead and zinc sales revenues, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Operating results exclude commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane and the San Dimas operation, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments have been reclassified as discontinued operations. Refer to page 38 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net losses of Primero and Tahoe.

14    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2011	$715	468,000	470,200	$1,518	$465	$355
	2010	$612	516,300	516,600	$1,183	$368	$291
Porcupine	2011	308	198,400	198,200	1,556	116	680
	2010	236	198,000	198,000	1,190	49	574
Musselwhite	2011	286	185,800	184,600	1,545	118	716
	2010	214	178,800	180,700	1,183	64	647
Peñasquito (1)(2)	2011	847	171,800	165,500	1,563	294	(1,011)
	2010	86	114,300	26,800	1,275	26	(577)
Los Filos	2011	383	251,300	251,300	1,517	219	449
	2010	261	221,200	220,000	1,182	122	432
El Sauzal	2011	112	73,000	72,100	1,547	43	519
	2010	135	113,600	113,600	1,185	49	300
Marlin (1)	2011	584	251,700	246,100	1,548	380	(347)
	2010	322	203,800	206,600	1,183	158	70
Alumbrera (1)	2011	434	110,300	104,900	1,563	162	(381)
	2010	410	109,800	108,000	1,215	138	(481)
Marigold	2011	114	74,700	73,500	1,537	41	779
	2010	76	64,200	65,200	1,166	20	635
Wharf	2011	64	41,800	38,800	1,526	29	724
	2010	66	57,300	53,700	1,187	26	598
Other (4)	2011	-	-	-	-	(174)	-
	2010	-	-	-	-	(164)	-
Total – continuing operations	2011	$3,847	1,826,800	1,805,200	$1,538	$1,693	$209
	2010	$2,418	1,777,300	1,689,200	$1,187	$856	$314
San Dimas (1)(3)	2011	$-	-	-	$-	$-	$-
	2010	$62	53,400	46,000	$1,154	$31	$409
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(6)	-
Total – including discontinued operations	2011	$3,847	1,826,800	1,805,200	$1,538	$1,693	$209
	2010	$2,480	1,830,700	1,735,200	$1,186	$881	$317

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead and zinc sales revenues for Peñasquito, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(2)	Operating results exclude commissioning sales ounces from Peñasquito prior to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)

The Company’s interest in Terrane and the San Dimas operation which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments have been reclassified as discontinued operations. Refer to page 38 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of net losses of Primero and Tahoe.

GOLDCORP    |    15

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore milled	201,200	201,500	210,600	224,700	218,500
Average mill head grade (grams/tonne)	19.95	24.57	28.98	25.79	26.16
Average recovery rate	97%	97%	96%	96%	97%
Gold (ounces)
– Produced	127,000	154,900	186,100	187,000	176,100
– Sold	127,400	160,800	182,000	184,400	176,000
Average realized gold price (per ounce)	$1,694	$1,510	$1,403	$1,374	$1,233
Total cash costs (per ounce)	$405	$352	$322	$313	$268

Financial Data
Revenues	$216	$243	$256	$254	$217
Depreciation and depletion	$20	$22	$25	$32	$28
Earnings from operations	$140	$158	$167	$160	$137
Expenditures on mining interests	$43	$68	$58	$65	$54

Gold production for the third quarter of 2011 was 28%, or 49,100 ounces, less than in the third quarter of 2010 due to a 24% decrease in grades and 8% lower mill throughput. Lower grades were realized from the High Grade Zone as a result of intersecting a lower grade section of the ore body. Resources continued to be focused on development of the Footwall Zones as planned, resulting in fewer tonnes mined from the sulphide zones and Campbell Complex.

Cash costs for the third quarter of 2011 were 51%, or $137 per ounce, higher than in the third quarter of 2010 due to lower gold production ($102 per ounce or 74%), a stronger Canadian dollar ($23 per ounce or 17%), and higher operating costs ($12 per ounce or 9%). The increase in operating costs was attributable to an increase in mining contractors primarily as a result of additional long-hole drilling ($4 million) and an increase in materials costs due to increased ground support ($1 million). These increases were offset by energy rebates resulting from the implementation of an energy management plan ($3 million).

Gold production for the third quarter of 2011 was 18%, or 27,900 ounces, less than in the second quarter of 2011 due to a 19% decrease in grades resulting from localized grade variability within the High Grade Zone.

Cash costs for the third quarter of 2011 were 15%, or $53 per ounce, higher than in the second quarter of 2011 due to lower gold production ($92 per ounce or 174%), partially offset by lower operating costs ($34 per ounce or 64%) and a weaker Canadian dollar ($5 per ounce or 9%). The decrease in operating costs was attributable to lower energy costs due to implementation of energy management plans ($3 million).

Throughout the third quarter of 2011, accelerated diamond drilling activities continued from the 4199 ramp and the interconnection drift. Results continue to be favourable in a number of exploration targets. Consistent with the prior quarter, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production. Results from recent surface drilling will be used to evaluate bulk underground mining options.

16    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Hoyle Pond underground (tonnes)	79,200	74,300	77,600	84,800	82,900
Hoyle Pond underground (grams/tonne)	18.36	13.12	11.25	10.48	12.66
Dome underground (tonnes)	85,300	120,700	144,600	143,500	123,000
Dome underground (grams/tonnes)	4.09	3.78	3.18	3.40	4.11
Stockpile (tonnes)	845,600	820,400	788,000	809,300	837,600
Stockpile (grams/tonne)	0.94	0.88	0.90	0.99	1.02
Tonnes of ore milled	1,010,100	1,015,400	1,010,300	1,037,600	1,043,500
Average mill head grade (grams/tonne)	2.57	2.12	2.02	2.10	2.31
Average recovery rate (%)	93%	91%	91%	92%	92%
Gold (ounces)
– Produced	76,300	62,300	59,800	67,900	68,900
– Sold	75,800	63,200	59,200	67,900	69,100
Average realized gold price (per ounce)	$1,719	$1,515	$1,392	$1,365	$1,238
Total cash costs (per ounce)	$614	$710	$733	$656	$526
Financial Data
Revenues	$130	$96	$82	$93	$86
Depreciation and depletion	$19	$20	$21	$20	$21
Earnings from operations	$66	$32	$18	$25	$24
Expenditures on mining interests	$24	$22	$22	$24	$22

Gold production for the third quarter of 2011 was 11%, or 7,400 ounces, higher than in the third quarter of 2010 due to an 11% increase in grades, partially offset by 3% lower mill throughput. Porcupine consists of three mining operations: Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 45% higher grades in the high grade VAZ zone, offset by 4% lower tonnage due to slower than planned development. The Dome underground operation experienced similar grades to the prior year and 31% lower tonnage due to short term hoisting interruptions and scheduling in the bulk zones. Material reclaimed from lower grade Stockpile provided for 1% higher tonnage to the mill at 8% lower recovery.

Cash costs for the third quarter of 2011 were 17%, or $88 per ounce, higher than in the third quarter of 2010 due to higher operating costs ($100 per ounce or 114%) and a stronger Canadian dollar ($34 per ounce or 39%), offset by higher gold production ($46 per ounce, or 52%). The increase in operating costs was attributable to higher employee costs ($5 million), additional contractor activity for underground operational development ($3 million), planned repair and maintenance costs ($3 million) and general consumables ($1 million), partially offset by lower power costs ($4 million) due to the implementation of energy management plans.

Gold production for the third quarter of 2011 was 22%, or 14,000 ounces, higher than in the second quarter of 2011 due to 21% higher grades at similar tonnage and 2% higher recovery reflecting the increased grades. In comparison to the prior quarter, the Hoyle Pond underground operation produced 40% higher grades and 7% higher tonnage due to the sequencing of the high grade VAZ zone. The Dome underground operation encountered 8% higher grades, offset by 29% lower tonnage due to short term hoisting interruptions and scheduling in the bulk zones. The Stockpile reclaim sequence contributed 7% higher grades and 3% higher tonnes processed due to lower amounts of underground material being mined.

Cash costs for the third quarter of 2011 were 14%, or $96 per ounce, lower than in the second quarter of 2011 due to higher gold production ($117 per ounce or 122%) and a weaker Canadian dollar ($8 per ounce or 8%), partially offset by higher operating

GOLDCORP    |    17

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

costs ($29 per ounce or 30%). The increase in operating costs was attributable to higher employee costs ($3 million), additional contractor activity for underground operational development and surface maintenance ($2 million) and general consumables ($2 million), partially offset by lower power costs ($4 million) resulting from energy management plans.

Exploration during the third quarter of 2011 was focused on the Hoyle Pond underground mine’s lateral and depth extension of current mineralization zones, as well as expansion of the TVZ zone. This zone has been successfully extended up dip and remains open both down dip and to the east. Existing drill programs were accelerated during the quarter with seven surface drills currently testing similar mineralization at surface. The drills continue to intercept mineralized zones similar to those found at depth and positive results continue.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During the third quarter of 2011, progress focused on preparation for the commencement of shaft sinking in the first quarter of 2012. Expenditures for the third quarter of 2011 totalled $8 million, with a revised forecast of $38 million for 2011 from $46 million in the second quarter.

18    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore milled	301,200	334,600	350,200	405,700	348,700
Average mill head grade (grams/tonne)	6.25	5.73	6.22	6.20	5.64
Average recovery rate (%)	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	59,700	58,800	67,300	79,900	58,100
– Sold	57,900	57,900	68,800	76,500	60,300
Average realized gold price (per ounce)	$1,757	$1,513	$1,392	$1,372	$1,243
Total cash costs (per ounce)	$778	$767	$621	$572	$632
Financial Data
Revenues	$102	$88	$96	$105	$75
Depreciation and depletion	$9	$8	$10	$11	$9
Earnings from operations	$46	$32	$40	$48	$25
Expenditures on mining interests	$12	$16	$18	$22	$21

Gold production for the third quarter of 2011 was 3%, or 1,600 ounces, higher than in the third quarter of 2010 due to an 11% increase in grades, partially offset by 14% reduction in mill throughput. Higher grades were realized as mining moved away from the lower grade T-antiform material and focused in the PQ Deeps and Lynx zones. Throughput was negatively impacted in July, when the majority of Musselwhite’s 380 employees were evacuated for 20 days as a result of forest fires in close proximity to the mine site and camp. Normal mining and processing activities re-commenced after 20 days of suspended operations.

Cash costs were 23%, or $146 per ounce, higher in the third quarter of 2011 than in the third quarter of 2010 due to increased operating costs ($76 per ounce or 52%), a stronger Canadian dollar ($44 per ounce or 30%) and lower gold sales ($26 per ounce or 18%). The increase in operating costs was primarily attributable to reaching the threshold for additional royalty payments ($4 million), higher employee costs ($1 million), increased underground operational development ($1 million) and power line repair and maintenance ($1 million), partially offset by lower power costs following implementation of the energy management plan ($2 million).

Gold production for the third quarter of 2011 was 2%, or 900 ounces, higher than in the second quarter of 2011 due to a 9% increase in grades, partially offset by a 10% reduction in mill throughput which was negatively impacted by the forest fires in the area in July. Higher grade experienced in the quarter was as a result of mining higher grade stopes in the PQ Deeps and commencement of development in the higher grade Lynx zone.

Cash costs for the third quarter of 2011 were 1%, or $11 per ounce, higher than in the second quarter of 2011 due to increased operating costs ($21 per ounce or 191%), partially offset by a weaker Canadian dollar ($10 per ounce or 91%). The increased operating costs were due to higher royalty costs ($4 million), increased repairs and maintenance costs on the leaching CIP circuit ($1 million), partially offset by lower power costs ($2 million) and reduced underground operational development ($2 million).

Exploration in the third quarter continued to focus on the underground extension of the Lynx zone and PQ Deeps resources as drilling platforms became available after development advancement in the first two quarters of the year. By the end of the third quarter of 2011, the Lynx resource had been extended 200 metres north of the resource boundary, with the mineralization open along strike and up and down dip. Underground drilling on the PQ Deeps was performed during the quarter which extended the resource 125 metres north of the resource boundary and remains open along strike. Surface drilling, which was suspended in the second quarter, resumed with one rig drilling on the north shore of Opapamiskin Lake exploring for the projection of the Lynx zone.

GOLDCORP    |    19

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 1 2010 - September 30 2010
Tonnes of ore mined (oxide and sulphide)	8,690,400	8,973,800	13,859,300	12,360,800	2,417,600

Tonnes of waste removed	26,074,600	30,490,200	31,048,200	34,970,900	11,934,000
Ratio of waste to ore	3.0	3.4	2.2	2.8	4.9
Average head grade
Gold (grams/tonne)	0.36	0.35	0.31	0.30	0.29
Silver (grams/tonne)	25.27	27.11	23.51	26.14	28.70
Lead	0.33%	0.38%	0.32%	0.35%	0.40%
Zinc	0.63%	0.64%	0.53%	0.56%	0.70%
Sulphide Ore
Tonnes of ore milled	7,084,500	7,360,600	7,937,200	7,635,600	2,214,200
Average global recovery rate (1)
Gold	58%	59%	56%	54%	62%
Silver	73%	73%	70%	67%	69%
Lead	68%	68%	69%	61%	65%
Zinc	76%	75%	71%	67%	61%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	28,500	33,400	30,800	28,200	9,100
Zinc Concentrate (DMT)	57,100	61,500	50,500	50,500	17,100
Gold (ounces)	42,800	43,100	40,600	35,500	11,700
Silver (ounces)	3,779,600	4,123,500	3,765,400	3,902,800	1,268,900
Lead (thousands of pounds)	33,600	38,500	36,500	34,400	11,300
Zinc (thousands of pounds)	66,400	66,500	55,600	54,200	18,800
Oxide Ore
Tonnes of ore processed	2,161,400	3,050,700	3,955,000	4,259,000	891,000
Produced
Gold (ounces)	13,000	15,300	17,000	18,400	5,600
Silver (ounces)	423,600	478,800	609,000	704,800	261,600
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	55,800	58,400	57,600	53,900	17,300
Silver (ounces)	4,203,200	4,602,300	4,374,400	4,607,600	1,530,500
Lead (thousands of pounds)	33,600	38,500	36,500	34,400	11,300
Zinc (thousands of pounds)	66,400	66,500	55,600	54,200	18,800
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	50,200	64,400	50,900	55,200	26,800
Silver (ounces)	3,819,800	4,894,500	4,075,200	5,101,900	1,737,000
Lead (thousands of pounds)	29,200	41,200	31,400	38,400	10,700
Zinc (thousands of pounds)	67,400	60,300	59,500	58,100	13,200
Average realized prices
Gold (per ounce)	$1,769	$1,530	$1,403	$1,393	$1,275
Silver (per ounce) (2)	$30.64	$28.03	$27.11	$22.57	$19.10
Lead (per pound)	$1.00	$1.15	$1.21	$1.12	$1.07
Zinc (per pound)	$0.93	$1.03	$1.07	$1.09	$1.05
Total Cash Costs (per ounce of gold) (3)	$(796)	$(801)	$(1,488)	$(1,002)	$(577)
Financial Data and Key Performance Indicators
Revenues (2)	$271	$317	$259	$271	$86
Depreciation and depletion	$38	$46	$40	$48	$15
Earnings from operations (2)	$86	$102	$106	$83	$26
Expenditures on mining interests	$48	$20	$18	$67	$14
Mining cost per tonne	$1.55	$1.52	$1.32	$1.17	$1.19
Milling cost per tonne	$8.96	$8.89	$7.08	$6.32	$6.43
General and administrative cost per tonne milled	$1.98	$1.87	$1.42	$1.88	$2.39
Off-site cost per tonne sold (lead) (4)	$616	$541	$494	$426	$530
Off-site cost per tonne sold (zinc) (4)	$355	$350	$377	$378	$404

20    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

(1)

Gold and silver metallurgical recoveries reflect global recoveries to both lead and zinc concentrates. Precious metal recoveries reporting to zinc concentrates in the third quarter were approximately 7% and 10% for gold and silver, respectively.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the third quarter of 2011 would be $862 per ounce of gold, $11.60 per ounce of silver, $0.96 per pound of lead and $0.83 per pound of zinc. Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.90 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $856 per ounce of gold, $15.38 per ounce of silver, $0.84 per pound of lead, and $0.67 per pound of zinc for the three months ended September 30, 2011.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Peñasquito continued its focus to ramp-up metal production with ore grades and metal recoveries as anticipated, as progress continued into the heart of the sulphide zone. Key projects for the High Pressure Grinding Roll (“HPGR”) supplemental feed system, additional water supply, and increase in height of the tailings dam proceeded as planned. These projects remain on target to achieve the plant design of 130,000 tonnes per day by the end of the first quarter of 2012.

Third quarter gold production from the sulphide ore was comparable to that of the second quarter. Production was initially lower early in the quarter while sulphide plant modifications and tests were completed in July and August. Normal operating conditions were then established in September enabling weekly and monthly record plant throughput in excess of 100,000 tonnes per day.

Oxide ore gold production amounted to 13,000 ounces in the third quarter of 2011 which was in line with expectations but 15% lower than the previous quarter, principally due to lower ore grades and restricted cyanide deliveries which returned to normal in September.

Total material mined in the third quarter of 2011 was 12% lower in comparison to the second quarter of 2011 due to increased waste haul volumes and distances involved with hauling mine waste rock to the tailings storage facility to supplement the tailings dam wall construction. This will be completed in the fourth quarter ahead of schedule.

Cash costs for the third quarter of 2011 amounted to negative $796 which was 1%, or $5 per ounce higher than in the prior quarter due to lower gold production ($222 per ounce) and higher costs ($387 per ounce), partially offset by higher by-product credits ($547 per ounce) and a weaker Mexican peso ($67 per ounce). Higher operating costs compared to the second quarter resulted primarily from the fixed cost effect of lower milled ore volumes and higher concentrate transport and treatment costs.

Exploration activities in the third quarter of 2011 focused on geophysical definition of near-pit targets and drilling of the deep manto deposits to the east of the Peñasco pit required for evaluating the potential for a future underground operation. Third quarter drilling activities included 59 RAB drill holes totalling 2,491 metres in near pit targets and 6 diamond drill holes totalling 6,186 metres in the deep manto deposits.

GOLDCORP    |    21

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mines, Mexico

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore mined	6,639,200	6,492,300	6,016,300	7,304,200	6,734,700
Tonnes of waste removed	12,327,500	7,893,100	9,468,100	7,587,200	6,837,300
Ratio of waste to ore	1.9	1.2	1.6	1.0	1.0
Tonnes of ore processed	6,684,100	6,619,700	6,034,000	7,403,500	6,846,700
Average grade processed (grams/tonne)	0.74	0.71	0.75	0.70	0.67
Average recovery rate (%) (1)	47%	47%	46%	44%	45%
Gold (ounces)
– Produced	73,200	83,500	94,600	84,900	66,500
– Sold	74,300	82,900	94,100	84,200	66,200
Average realized gold price (per ounce)	$1,691	$1,514	$1,382	$1,381	$1,234
Total cash costs (per ounce)	$490	$438	$427	$400	$438
Financial Data
Revenues	$127	$126	$130	$117	$82
Depreciation and depletion	$13	$18	$14	$14	$11
Earnings from operations	$77	$67	$75	$65	$39
Expenditures on mining interests	$29	$13	$19	$13	$8

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the third quarter of 2011 was 10%, or 6,700 ounces, higher than in the third quarter of 2010 due to 10% higher grades and 4% higher recovery. In comparison to the third quarter of 2010, the higher grades were primarily attributable to a 24% increase in high grade ore processed through the crushing and agglomeration plant. The carbon plant capacity expansion completed during the second quarter of 2011 provided an increase in pregnant solution processing capacity of 14%, which contributed to the increase in metal production.

Cash costs for the third quarter of 2011 were 12% or $52 per ounce, higher than in third quarter of 2010 due to higher operating costs ($73 per ounce or 142%), and a stronger Mexican peso ($30 per ounce or 58%), offset by a higher gold production ($51 per ounce or 100%). Increased operating costs were primarily attributable to employee costs ($2 million), consumables ($1 million) and maintenance spares ($1 million).

Gold production for the third quarter of 2011 was 12%, or 10,300 ounces, less than in the second quarter of 2011 due to leaching inefficiencies imposed by the annual wet season which is expected to improve in the fourth quarter.

Cash costs for the third quarter of 2011 were 12%, or $52 per ounce, higher than in the second quarter of 2011 primarily due to lower gold production ($65 per ounce or 124%), offset by a weaker Mexican peso ($6 per ounce or 11%) and lower operating costs ($7 per ounce or 13%). The decrease in operating costs was primarily attributable to a decrease of employee costs ($2 million) and consumables ($1 million).

The 2011 exploration program continues to progress with the objective of proving further extensions of Los Filos towards the 4P area and El Bermejal to the south and west. Results to date are positive in support for both extensions to be included in reserves at year end.

22    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore mined	555,300	550,500	520,100	645,200	584,700
Tonnes of waste removed	1,017,900	1,007,100	1,498,200	752,400	842,600
Ratio of waste to ore	1.8	1.8	2.9	1.2	1.4
Tonnes of ore milled	526,400	517,400	525,800	527,500	523,500
Average mill head grade (grams/tonne)	1.63	1.43	1.53	2.39	2.55
Average recovery rate (%)	95%	94%	95%	95%	95%
Gold (ounces)
– Produced	26,100	22,400	24,500	38,500	40,600
– Sold	25,500	22,100	24,500	38,600	40,700
Average realized gold price (per ounce)	$1,721	$1,519	$1,391	$1,377	$1,234
Total cash costs (per ounce)	$475	$593	$499	$303	$258
Financial Data
Revenues	$44	$34	$34	$54	$50
Depreciation and depletion	$11	$13	$6	$17	$18
Earnings from operations	$21	$7	$15	$23	$21
Expenditures on mining interests	$2	$3	$4	$2	$2

Gold production for the third quarter of 2011 was 36%, or 14,500 ounces, lower than in the third quarter of 2010 due to 5% lower tonnage mined and 36% lower average mill head grades in accordance with the mine plan.

Cash costs for the third quarter of 2011 were 84%, or $217 per ounce, higher than in the third quarter of 2010 due to lower gold production ($165 per ounce, or 76%), higher operating costs ($28 per ounce or 13%) due to higher employee costs in anticipation of work commencing on the second stage of Trini Pit and a stronger Mexican peso ($24 per ounce or 11%).

Gold production for the third quarter of 2011 was 17%, or 3,700 ounces, higher than in the second quarter of 2011, mainly due to 14% higher average mill head grade, consistent with the mine plan.

Cash costs for the third quarter of 2011 were 20%, or $118 per ounce, lower than in the second quarter of 2011 primarily due to higher gold production ($82 per ounce, or 69%), lower operating costs ($34 per ounce or 29%) as a result of a non-recurring increase in employee costs in the prior quarter and a weaker Mexican peso ($2 per ounce or 2%).

The environmental permit for the Trini Pit second stage stripping was received during the quarter and related activities commenced in September 2011. El Sauzal’s life of mine has been extended by an additional three years to 2015 as the second stage of the Trini Pit is anticipated to produce in excess of 200,000 gold ounces.

GOLDCORP    |    23

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore milled	415,900	371,200	373,200	380,500	373,900
Average mill head grade (grams/tonne)
– Gold	7.62	6.66	6.91	7.81	5.52
– Silver	188	170	166	193	133
Average recovery rate (%)
– Gold	96%	96%	96%	97%	96%
– Silver	92%	91%	91%	90%	91%
Produced (ounces)
– Gold	95,000	78,900	77,800	92,300	63,400
– Silver	2,291,100	1,896,400	1,769,000	2,156,500	1,410,700
Sold (ounces)
– Gold	88,600	79,600	77,900	89,400	63,800
– Silver	2,002,000	1,860,600	1,835,800	2,060,000	1,442,000
Average realized price (per ounce)
– Gold	$1,719	$1,509	$1,392	$1,376	$1,236
– Silver	$36.02	$37.54	$32.91	$27.26	$19.63
Total cash costs (per ounce) (1)	$(347)	$(368)	$(324)	$(224)	$52
Financial Data
Revenues	$225	$190	$169	$179	$107
Depreciation and depletion	$31	$27	$26	$31	$25
Earnings from operations	$151	$122	$107	$111	$50
Expenditures on mining interests	$27	$26	$19	$24	$22

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2011 would be $345 per ounce of gold and $5.36 per ounce of silver (three months ended September 30, 2010 – $367 and $5.72, respectively). Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $320 per ounce of gold and $6.49 per ounce of silver for the three months ended September 30, 2011.

Gold and silver production for the third quarter of 2011 was 50%, or 31,600 ounces, and 62%, or 880,400 ounces, higher than in the third quarter of 2010, respectively. This was due to increased gold and silver grades of 38% and 41%, respectively and 11% increase in tonnes milled. The increased head grades resulted from encountering higher grades at the pit bottom, consistent with the mine plan. Plant throughput was increased late in the quarter with the upcoming filter plant commissioning.

Cash costs for the third quarter of 2011 were 767%, or $399 per ounce, lower than in the third quarter of 2010 due to higher silver by-product sales credits ($370 per ounce or 93%) and higher gold production ($138 per ounce or 35%), partially offset by higher operating costs ($109 per ounce or 27%). The increase in operating costs was primarily attributable to increased quantities of treatment plant reagents ($4 million), royalties and voluntary community expenses ($4 million) and power costs caused by higher unit prices ($1 million).

Gold and silver production for the third quarter of 2011 was 20%, or 16,100 ounces, and 21%, or 394,700 ounces higher than in the second quarter of 2011, respectively. This was due to an increase in gold and silver grades of 14% and 11%, respectively and 12% increase in tonnes milled. The increase in grades was primarily due to higher grades in the open pit, consistent with the mine plan. Plant throughput was increased late in the quarter with the upcoming filter plant commissioning.

24    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the third quarter of 2011 were 6%, or $21 per ounce, higher than in the second quarter of 2011 due to lower silver by-product sales credits ($64 per ounce) and higher operating costs ($9 per ounce), partially offset by higher gold production ($52 per ounce). The increase in operating costs was primarily attributable to higher royalties and voluntary community expenses ($1 million) and higher consumable costs ($1 million).

Construction of the filter plant reached 90% completion with commissioning scheduled for the fourth quarter of 2011. Exploration success continues at the Delmy Vein which is located near the Marlin deposit. Access to the vein has been developed at three levels and two ventilation raises to the surface have been completed. Mining from this zone will occur in the fourth quarter of 2011.

On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. In August 2010, the Ministry of Energy and Mines (the “Ministry”) initiated the applicable administrative process under the mining law of Guatemala to determine if suspension of operations at Marlin was warranted. Montana Exploradora de Guatemala S.A. de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, provided information as requested by the Ministry on August 31, 2010. The Ministry also requested information and opinions from the Presidential Commission for the Coordination of Executive Policy on Human Rights (“COPREDEH”), the Ministry of Environment and Natural Resources, the Ministry of Communications, Infrastructure and Housing, the Ministry of Health and Social Welfare, the Social Environment Management Unit of the Ministry of Energy and Mines, representatives of the individuals who filed the petition with the IACHR, and representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa. On July 8, 2011, the Ministry issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. The Ministry’s resolution is available on its webpage at: http://www.mem.gob.gt/Portal/home.aspx. In addition, COPREDEH has published on its webpage, http://copredeh.gob.gt/index.php?showPage=972, nine updates on the status of its implementation of the precautionary measures requested by the IACHR. In the most recent update, filed on July 11, 2011, the Government of Guatemala petitions the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine. The report cites a Ministry report which states that “no proof exists that there exists any situation presenting a threat of serious or imminent harm to persons or that there exists a probability that any damage will materialize and therefore there does not exist a situation of extreme seriousness or urgency to avoid irreparable harm to persons as a result of operations at the Marlin Mine.” The IACHR’s next period of sessions at which working meetings and hearings will be held is scheduled for October 19 - November 4, 2011. No specific meeting with respect to this matter was included in the Commission’s schedule.

GOLDCORP    |    25

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore mined	2,320,900	2,000,400	990,200	1,940,200	2,244,100
Tonnes of waste removed	4,954,900	4,805,800	4,936,500	5,270,500	5,587,800
Ratio of waste to ore	2.1	2.4	5.0	2.7	2.5
Tonnes of ore milled	3,718,900	3,682,000	3,396,000	3,479,900	3,493,800
Average mill head grade
– Gold (grams/tonne)	0.44	0.47	0.45	0.50	0.42
– Copper (%)	0.44%	0.45%	0.39%	0.45%	0.40%
Average recovery rate (%)
– Gold	72%	68%	69%	70%	73%
– Copper	80%	77%	73%	81%	82%
Produced
– Gold (ounces)	38,200	38,000	34,100	42,200	34,100
– Copper (thousands of pounds)	28,600	28,000	21,400	27,700	25,000
Sold
– Gold (ounces)	33,600	37,100	34,200	38,800	30,300
– Copper (thousands of pounds)	23,700	26,400	21,400	27,000	23,100
Average realized price
– Gold (per ounce)	$1,773	$1,540	$1,383	$1,422	$1,259
– Copper (per pound)	$2.61	$4.15	$4.27	$4.84	$4.38
Total cash costs (per ounce) (1)	$(45)	$(821)	$(232)	$(1,002)	$(896)
Financial Data
Revenues	$126	$169	$139	$186	$138
Depreciation and depletion	$15	$17	$15	$15	$15
Earnings from operations	$46	$71	$45	$85	$50
Expenditures on mining interests	$12	$1	$-	$8	$4

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended September 30, 2011 would be $646 per ounce of gold and $1.83 per pound of copper (three months ended September 30, 2010 – $769 and $2.27, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $892 per ounce of gold and $1.47 per pound for copper for the three months ended September 30, 2011.

Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2011 was 12% and 14% higher than in the third quarter of 2010 respectively, due to higher gold and copper head grades of 5% and 10%, respectively. Head grades were higher in the third quarter of 2011 due to the processing of fresh ore material with higher grades from Phase 10 South. Gold and copper recoveries were 1% and 2% lower, respectively, due to 16% higher oxidized ore material processed from low and medium grade stocks. Tonnes milled were 6% higher primarily due to material processed containing lower levels of gypsum, partially offset by higher amounts of oxidized ore processed. Improvements carried out on the grinding and pebbles circuit in 2011 further increased mill throughput.

Cash costs in the third quarter of 2011 were $851 per ounce higher than in the third quarter 2010 primarily due to lower per ounce by-product sales credits ($1,308 per ounce or 154%), partially offset by lower YMAD net proceeds and export tax payments ($201 per ounce or 24%), lower operating costs ($59 per ounce or 7%) and higher production volume ($176 per ounce or 21%).

26    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Alumbrera’s gold production in the third quarter of 2011 was comparable with the second quarter of 2011 at 38,200 ounces due to higher gold recoveries, offset by lower gold head grades. Copper production in the third quarter of 2011 was 2% higher than in the second quarter of 2011, primarily due to higher recoveries. Higher gold and copper recoveries of 5% and 4%, respectively, were due to higher fresh ore material processed and lower oxidized material from low grade stock processed than in the second quarter of 2011.

Gold head grade was 6% lower in the third quarter of 2011, compared to the second quarter of 2011, as a consequence of processing lower grade fresh ore material mainly from Phase 10 West. Ore mined in the third quarter of 2011 was 16% higher primarily due to the increased availability of loading fronts from Phase 10 South and West.

Cash costs for the third quarter of 2011 were $776 per ounce higher than in the second quarter of 2011 primarily due to lower per ounce by-product sales credits ($995 per ounce, or 128%), lower gold production ($169 per ounce, or 22%), partially offset by lower YMAD net proceeds and export tax payments ($250 per ounce, or 32%) and lower operating costs ($174 per ounce or 22%).

The negative provisional pricing impact of lower realized copper prices during the third quarter of 2011 was $31 million, or $910 per ounce. The negative provisional pricing impact related to copper sales in the second quarter of 2011 that settled in the third quarter of 2011 was $7 million.

GOLDCORP    |    27

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore mined	2,451,800	2,165,400	2,033,200	1,805,100	1,736,300
Tonnes of waste removed	5,488,100	6,444,400	6,490,700	7,313,300	6,678,800
Ratio of waste to ore	2.2	3.0	3.2	4.0	3.8
Tonnes of ore processed	2,451,800	2,165,400	2,033,200	1,805,100	1,736,300
Average grade processed (grams/tonne)	0.64	0.56	0.54	0.66	0.55
Average recovery rate (%)	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	25,600	26,600	22,500	27,000	16,800
– Sold	25,400	25,500	22,600	26,000	16,700
Average realized gold price (per ounce)	$1,678	$1,517	$1,400	$1,372	$1,236
Total cash costs (per ounce)	$788	$764	$785	$787	$817
Financial Data
Revenues	$43	$39	$32	$36	$21
Depreciation and depletion	$5	$5	$4	$5	$4
Earnings from operations	$18	$14	$9	$10	$3
Expenditures on mining interests	$7	$4	$4	$7	$4

Goldcorp’s share of Marigold’s gold production for the third quarter of 2011 was 52%, or 8,800 ounces, higher than in the third quarter of 2010 as a result of 41% higher tonnage processed at 16% higher grades, as mining transitioned from stripping the Basalt Phase 7 Pit into the ore body. Recoverable ounces mined and stacked on the heap leach pad during the third quarter of 2011 exceeded those mined during the third quarter of 2010 by 14,500 ounces or 65%, resulting in higher production.

Cash costs for the third quarter of 2011 were 4%, or $29 per ounce, lower than in the third quarter of 2010 due to higher gold production ($280 per ounce), offset by higher operating costs ($251 per ounce). The increase in operating costs was primarily related to higher fuel costs due to longer waste hauls and increased fuel prices ($2 million), higher labour costs ($2 million), increased consumables costs ($1 million) and increased production taxes and royalties due to higher production and gold prices ($1 million).

Gold production for the third quarter of 2011 was 4%, or 1,000 ounces, less than in the second quarter of 2011. Ore tonnage mined and grades in the third quarter were 13% and 14% higher, respectively, as the Basalt pit performed better than anticipated. Due to higher placement of ore mined in July and August, the increased tonnage and grade experienced during the third quarter of 2011 took longer to recover and resulted in gold production being slightly less than in the second quarter of 2011. Cell 16 pad construction was completed and commissioned in September which will result in ore placed lower on the heap leach pad for the remainder of the year.

Cash costs for the third quarter of 2011 were 3%, or $24 per ounce, higher than in the second quarter of 2011 due to slightly lower production ($3 per ounce or 13%) and higher operating costs ($21 per ounce or 87%). The increase in operating costs was primarily due to increased royalty payments and higher production taxes due to higher gold prices ($1 million).

During the third quarter of 2011, Marigold received state and federal permits to construct the Trout Creek diversion dam thereby providing access to future reserves and near-term haulage productivity has increased as a result of the reduced cycle times.

The Target II, Target III, and Red Dot deposits are expected to join together as a result of a successful 2011 exploration program and new modeling techniques.

28    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three Months Ended
Operating Data	September 30 2011	June 30 2011	March 31 2011	December 31 2010	September 30 2010
Tonnes of ore mined	1,124,400	611,100	606,000	815,800	991,700
Tonnes of ore processed	897,600	729,100	574,300	726,900	876,500
Average grade processed (grams/tonne)	1.03	0.86	0.65	0.63	0.62
Average recovery rate (%)	75%	77%	77%	78%	78%
Gold (ounces)
– Produced	15,200	13,300	13,300	16,000	19,600
– Sold	12,800	12,900	13,100	17,600	17,600
Average realized gold price (per ounce)	$1,699	$1,505	$1,379	$1,372	$1,233
Total cash costs (per ounce)	$614	$655	$898	$788	$679
Financial Data
Revenues	$24	$21	$19	$25	$23
Depreciation and depletion	$-	$1	$1	$1	$2
Earnings from operations	$13	$11	$5	$9	$8
Expenditures on mining interests	$2	$2	$1	$3	$1

Gold production for the third quarter of 2011 was 22%, or 4,400 ounces, lower than in the third quarter of 2010. Fewer ounces were recovered from the heap leach pads due to repairs that were required on the pad 5 liner. Both the 66% higher grades and 4% lower recoveries resulted from the ore type mined, which was in accordance with the mining plan.

Cash costs for the third quarter of 2011 were 10%, or $65 per ounce, lower than in the third quarter of 2010 due to lower operating costs ($319 per ounce), partially offset by lower gold production ($254 per ounce). The lower operating costs were attributable to lower equipment rental as a result of decreased pad offloading ($1 million), lower tire costs ($2 million) and lower production taxes ($1 million).

Gold production for the third quarter of 2011 was 14%, or 1,900 ounces, more than in the second quarter of 2011 due to 23% higher tonnes processed at 20% higher grades, in accordance with the mining plan. The higher grades resulted from a larger portion of ore being sourced from higher grade zones.

Cash costs for the third quarter of 2011 were 6%, or $41 per ounce, lower than in the second quarter of 2011 due to lower operating costs ($48 per ounce) resulting from lower energy and maintenance costs, partially offset by higher gold production ($7 per ounce).

Wharf has applied for a permit to expand the operation into new mining areas. The first of two stages in the approval process was completed in the second quarter of 2011 and the second stage involves additional public hearings which are planned in the fourth quarter of 2011. Upon approval, the mine life will be extended by seven years, until approximately 2020, with an anticipated production rate of 60,000 ounces of gold per year.

Good exploration results were returned in the area subject to permit approval.

GOLDCORP    |    29

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the reserve and resources at Cerro Negro as a result of drilling results obtained during 2010. As of April 5, 2011, proven and probable gold reserves total 4.3 million ounces of gold and 36.2 million ounces of silver, measured and indicated resources total 0.4 million ounces of gold and 2.8 million ounces of silver, and inferred resources total 0.7 million ounces of gold and 4.7 million ounces of silver.

The April 2011 feasibility study update introduced a new development plan which more than doubled the plant throughput to 4,000 tonnes per day, leading to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. The mining of multiple near-surface veins was also introduced with Eureka, Mariana Central and Mariana Norte veins comprising the initial sources of ore production. Total capital expenditures to first production in mid-2013 are expected to be approximately $750 million, including $130 million in 2011.

During the third quarter, activities at Cerro Negro advanced the project in the overall categories of Infrastructure and Construction, Mine Development and Exploration. Advancements in these areas are contributing to keeping the project on track for projected first gold production in mid-2013.

At September 30, 2011, total project expenditures and future commitments are $169 million, excluding exploration, of which $55 million is spent and $114 million is committed. Capital expenditures and capitalized exploration, excluding capitalized interest, for the three months ended September 30, 2011 amounted to $27 million and $10 million, respectively ($55 million and $19 million for the nine months ended September 30, 2011).

Infrastructure and Construction

Infrastructure and Construction activities in the third quarter continue to keep the project on track for first gold production by mid-2013. Significant earth-moving activities have begun and are ramping up in line with the schedule. Engineering, Procurement and Construction Management (“EPCM”) activities are steadily progressing with detailed engineering now 24.5% complete. The project continues to advance sustainable community development plans and to assess the impact of the future mining operation on local communities through development of an influx management plan in consultation with the community.

An amended Environmental Impact Assessment (“EIA”) was submitted to Provincial authorities during September. The new documentation provides for the project changes, which Goldcorp is introducing, compared to those permitted by the prior owners:

•	Plant throughput increased from 1,850 to 4,000 tonnes per day; and
•	Mining to occur from three separate underground mines concurrently, rather than just Eureka vein.

Underground development will commence in the Mariana Norte and Mariana Central veins following receipt of the permit which is expected shortly.

Key activities and developments:

•	Expanding the Eureka camp to meet the needs of expanded exploration and mine development activities;
•	Earth works have begun in and around the plant area including the concrete batch plant pad;
•	Preparation of the site area for the construction camp including opening of the initial modular units;
•	Access road upgrades including completion of a temporary bridge over the Rio Pinturas;
•	Geotechnical evaluations of the plant and tailings areas;
•	Power line design and routing studies; and
•	Department managers have been hired as the core team to build and operate the project.

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Mine Development

Development activities continue to accelerate as the workforce grows with the corresponding camp expansion. Development is in line with the schedule for ore production from the Eureka veins mined and stockpiled on surface in 2012.

•

The total underground development for the Eureka vein is at 2,200 metres, which includes advancement of the decline to a length of 1,432 metres (total planned decline length is approximately 3,900 metres). Horizontal development has commenced on several levels in preparation for mining.

•	Mine development in the third quarter was approximately 747 metres, compared to 263 metres and 513 metres for first quarter and second quarter of 2011, respectively.
•	The first vertical ventilation shaft with a 2.4 metre diameter and vertical depth of approximately 140 metres has been completed utilizing a contracted raise bore machine.
•	A second, larger raise with 4.0 metre diameter is in progress to a depth of approximately 155 metres with completion expected by the end of October.
•	Underground definition drilling to support resource and reserve calculations and confirm detailed mining plans commenced in the third quarter.
•	Work is scheduled to commence on the Mariana Norte and Mariana Central declines by the end of the year, pending successful acceptance of the EIA.

Exploration

Exploration drilling continued at aggressive levels in the third quarter of 2011. There are currently 8 drills operating with better than expected performance, thus reducing the need for additional drill rigs to meet forecasted drilling levels. Most drilling to date in 2011 has focused on infill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos veins where initial drilling is extending the veins mainly to the east and at depth. A regional exploration team is being developed that will allow exploration outside of the core Cerro Negro vein areas later in 2011 and throughout 2012.

•	Total core drilling in the third quarter was 48,263 metres as compared to 39,823 metres and 8,772 metres drilled during the second and first quarters respectively.
•	Exploration core drilled in September was 19,631 metres, a monthly record for the project.
•	Initial results of the 2011 exploration program will be released in early December.

Éléonore Project, Canada

The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2010, the deposit contains 3.0 million ounces of proven and probable reserves at an average grade of 7.56 grams per tonne, 0.5 million ounces of measured and indicated gold resources at an average grade of 10.95 grams per tonne and 4.2 million ounces of inferred gold resources at an average grade of 10.60 grams per tonne.

Engineering and Construction

Detailed engineering of the production shaft and related infrastructure, including airstrip services progressed significantly during the third quarter. The process flow sheet has been confirmed and equipment with long lead times for delivery is being ordered. Construction activities focused mainly on winter road upgrades and permanent bridges installation, upgrade of waste water treatment facilities, waste rock pad expansion, construction camp and administration offices and other related infrastructures. EPCM contract for the construction of the mill and main surface infrastructure has been awarded.

The project is expected to receive final clearance to commence full construction with the receipt of the Environmental and Social Impact Assessment (ESIA) permit expected in the fourth quarter of 2011.

GOLDCORP    |    31

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Exploration

Surface diamond drilling continued during the third quarter of 2011 completing over 11,000 metres of drilling for a cumulative total of 36,000 metres for the year. The drilling is focused mostly between level 450 metres and 800 metres below surface, increasing the level of confidence in the geological model and mineral resources. An additional 9,000 metres of drilling is planned for the next quarter to continue defining the central portion of the ore body and to test high grade results to the north.

The exploration ramp excavation has progressed significantly and has now advanced to 500 metres in length. During the exploration phase, the ramp will provide drilling locations along the ore body to help better define the resource. The ramp will eventually connect to the exploration shaft at the 650 metre level.

By the end of the third quarter of 2011, the exploration shaft reached a depth of 500 metres. Sinking of the exploration shaft is planned to reach its targeted depth of 725 metres in the second quarter of 2012.

The project budget is estimated at $1.4 billion from January 1, 2011 and excludes $346 million spent prior to 2011. At September 30, 2011, total project expenditures and commitments are $561 million (including $346 million through to 2011) of which $488 million is spent and $73 million is committed. Capital expenditures for the three months ended September 30, 2011 amounted to $63 million ($143 million – nine months ended September 30, 2011) excluding capitalized interest.

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As of February 9, 2011, inferred resources total 2.7 million ounces of gold. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Enhancements to the old Cochenour shaft have continued to advance. Early in the quarter slashing of the old rectangular shaft to the new 5.5 metre diameter commenced to the 150 Level. The concrete liner was poured in the top 13 metres of the shaft. The pre-sink continued to 150 Level allowing enough space for assembly of the sinking platform (Galloway). A bulkhead was placed on 150 level and assembly of the Galloway has begun in preparation for conventional shaft sinking.

On the surface, construction of the numerous surface facilities progressed according to plan:

•	The steel erection of the headframe and collar house was completed;
•	The sinking winches were installed on the pad and commissioning has begun;
•	The process water pump house construction and piping is nearly complete;
•	Surface infrastructure piping and electrical distribution was started;
•	The architectural and mechanical contractors are substantially complete in the hoist complex and collar house with the headframe nearing completion as well;
•	Installation of the hoist complex fire protection system got underway;
•	The backup generator was commissioned; and
•	The 3 metre service hoist and 4.4 metre production hoists were commissioned.

The Cochenour Red Lake Haulage Drift continued to advance on schedule at a rate averaging 6.3 metres per day since January 1, 2011. The drift is now 2,100 metres long and is 35% complete.

In addition to the four drills that continue to work on delineating and expanding the resource at Cochenour, two drills are now working in the Cochenour Red Lake Haulage Drift, 1.6 kilometres below the surface, to test the potential of this underexplored area.

The project budget is estimated at $420 million from January 1, 2011 and excludes $108 million spent prior to 2011. At September 30, 2011, total project expenditures since January 1, 2011, excluding investment tax credits are $97 million,

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

$90 million of which is spent and $7 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended September 30, 2011 amounted to $32 million ($90 million – nine months ended September 30, 2011). The total project expenditures and commitments since acquisition are $205 million. These have been included in the total expenditures on mining interests for Red Lake. These expenditures consist mainly of exploration, construction of surface infrastructure, shaft construction and development of the Cochenour Red Lake Haulage Drift.

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 23.7 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation (“Barrick”), the project operator.

At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 75% complete. A major rainfall event in May required remediation of damage to the starter tailings dam facility, prior to issuance of the final tailings permit. As a result the construction schedule has been extended into 2012, first production is now anticipated in mid-2012, and the first full year of operations has been deferred to no earlier than 2013. Goldcorp’s share of annual production in the first five full years of operation is expected to average 415,000-450,000 ounces at cash costs of $275-$300 per ounce(1).

At the end of the third quarter of 2011, brick lining of all four autoclaves was completed. Concrete poured is 98% complete, approximately 95% of the steel has been erected and more than 7.6 million tonnes of ore have been stockpiled. During the third quarter, construction of the tailings dam to the full height of 182 metres received approval and access was granted to the Hatillo water pipeline corridor. Work continues toward achieving key milestones including the installation of sub-stations and transmission lines in order to link the project site to the power grid.

As part of a longer-term, optimized power solution for Pueblo Viejo, Barrick has commenced a feasibility study to construct an alternative dual fuel power plant at an additional gross cost of approximately $300 million (100% basis) or $120 million (Goldcorp’s share) over the remainder of 2011 and 2012. The alternate power plant would commence operations with heavy fuel oil power and would have the ability to subsequently transition to lower cost liquid natural gas.

Total mine construction capital, excluding the $300 million ($120 million - Goldcorp’s share) additional cost related to the alternate power plant, is estimated at $3.6-$3.8 billion (100%), or $1.4-$1.5 billion (Goldcorp’s 40% share) of which 80% has been committed at the end of the third quarter.

Capital expenditures during the third quarter of 2011, including accrued management fees, amounted to $110 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.157 billion, or $901 million net of the $256 million partial return of invested capital.

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. The file is pending to be delivered to the appointed court. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court has rejected the claim. Miguel De Pena also initiated a criminal claim against PVDC for property violation and in September 2011, the Criminal Trial Court of Cotui rejected such claim. Miguel De Pena filed an appellate remedy which is pending to be reviewed and decided by the Appellate Court. PVDC is vigorously defending the appeal process.

GOLDCORP    |    33

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

In September 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (“Mimarena”) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim.

(1)	Based on gold price and oil price assumptions of $1,300/oz and $90/bbl, respectively.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. On a 100% basis, El Morro contains proven and probable reserves of 8.2 million ounces of gold and 6.1 billion pounds of copper. A 2008 feasibility study estimates sulphide gold production of over 300,000 ounces per year and copper production of over 379 million pounds per year (on a 100% basis) over a 14-year mine life at low cash costs.

Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date - the El Morro and La Fortuna zones - and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

During the quarter, technical work on the project’s feasibility study was completed which confirmed the optimal location of the project’s primary infrastructure items. Results of the study are currently undergoing management review, but high-level results have indicated:

•	The project’s capital cost is anticipated to increase to approximately $3.9 billion based on the current refinements to the study;
•	Some optimization of the 123 kilometre site access road location has been designed;
•	Opportunities exist to relocate project installations, but further review is in progress; and
•	First gold production is anticipated five to six years from the project approval date.

Condemnation drilling at the site, although slowed by adverse weather conditions, has advanced to nearly 4,000 metres. No mineralization of interest has been intersected to date. Drilling continues with two rigs on site, operating in the future mine waste deposit area, with an additional two rigs to be added during the fourth quarter of 2011.

At September 30, 2011, total project expenditures and commitments are $87 million, of which $69 million is spent and $18 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2011 amounted to $24 million ($56 million – nine months ended September 30, 2011).

The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to the acquisition of Xstrata Copper’s interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Xstrata has advised Barrick that it has withdrawn its counterclaim against Barrick. The trial of the liability issues occurred in June 2011. Evidence regarding potential damages was heard in October 2011. The present case schedule provides for briefs

34    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

to be presented by the parties in December 2011 and January 2012, with final oral arguments scheduled for the end of January 2012. The timing of a decision in the matter is at the discretion of the court. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and is defending Goldcorp against Barrick’s claim.

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Camino Rojo has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.6 million ounces of gold and 7.6 million ounces of silver.

Drilling continued during the third quarter of 2011 with a total of 18,767 metres drilled, including 44 resource expansion and infill core holes, plus 10 condemnation holes in anticipation of site facilities. Trenching and channel sampling defined bulk samples which were shipped to Peñasquito for metallurgical column tests. Column tests are underway. Geologic modeling has begun for completing an updated resource block model at year-end. At September 30, 2011, total project expenditures are $20 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2011 amounted to $3 million ($9 million – nine months ended September 30, 2011).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 1.0 million gold ounces and 32.4 million silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

Drilling continued throughout the third quarter of 2011 to define high grade zones within the deposit. Initial results showing structurally controlled higher grade mineralization trends have been confirmed with follow-up drilling planned to in-fill along the oxide portion of these trends.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2010, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

Site-based activities continued to focus on demonstrating several key concepts as work on the project feasibility study commenced in July 2011. During the third quarter of 2011, mining activities in two declines, from the north and south ends of the deposit (1,315 metres in total), continued and the construction of two ore accesses (north and south) began.

Results from metallurgical testing of ore core samples confirmed the gold extraction process methodology. The Merrill-Crowe circuit has been chosen as the recovery method due to a higher content of recoverable silver.

A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of dewatering/geothermal production wells (800 to 1,000 metres in depth) continued during the third quarter of 2011. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body will continue during the last quarter of 2011. Results will be used in a pre-feasibility study for the geothermal project to be completed before the end of the year.

At September 30, 2011, total project expenditures are $84 million. Capital expenditures, excluding capitalized interest, during the third quarter of 2011 amounted to $10 million ($32 million – nine months ended September 30, 2011).

GOLDCORP    |    35

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	000	000	000	000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Exploration and evaluation costs	$16	$15	$42	$43
Corporate administration	53	53	172	135

Exploration and evaluation costs for the three and nine months ended September 30, 2011 were consistent with the comparable periods.

Included in corporate administration is share-based compensation expense of $24 million and $77 million for the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 - $20 million and $47 million, respectively), which has increased primarily due to the issuance of additional stock options, restricted share units and performance share units during the first and second quarters of 2011. Excluding share-based compensation expense, corporate administration for the three months ended September 30, 2011 decreased by $5 million, compared to the three months ended September 30, 2010, primarily due to lower donations, offset by increased corporate activity. Excluding share-based compensation expense, corporate administration for the nine months ended September 30, 2011 increased by $6 million compared to the nine months ended September 30, 2010, mainly due to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions.

OTHER INCOME (EXPENSES)

	000	000	000	000
	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Gain on disposition of securities	$-	$-	$320	$-
(Losses) gains on derivatives, net	(20)	57	(5)	35
Gains on dispositions of mining interests, net	-	-	-	407
Finance costs	(5)	(8)	(16)	(21)
Other (expenses) income	(13)	(2)	21	(18)
	$(38)	$47	$320	$403

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko and recognized a gain on disposition of $320 million ($279 million after tax).

The Company recorded a net loss on derivatives of $20 million and $5 million for the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 – net gain of $57 million and $35 million, respectively). During the three and nine months ended September 30, 2011, the Company recognized an unrealized loss of $33 million representing the change in fair value of the conversion feature of the Company’s convertible notes during the periods. The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair values recorded in earnings for the period. The Company recorded a net loss of $4 million and total gain of $9 million for the three and nine months ended September 30, 2011, respectively, which comprised of realized gains of $2 million and $3 million, respectively (2010 – $5 million and $7 million, respectively) and unrealized losses of $6 million and unrealized gains of $6 million, respectively (2010 – unrealized losses of $6 million and unrealized gains of $9 million, respectively). The above losses for the three months ended September 30, 2011 were offset by a net gain of $16 million relating to the Silver Wheaton silver contract (2010 – total loss of $19 million) and a $1 million unrealized gain on investments in warrants (2010 – $nil).

36    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

For the nine months ended September 30, 2011, the Company recognized a net loss of $5 million relating to the Silver Wheaton silver contract (2010 – total loss of $19 million) and a net loss of $4 million on investments in warrants (2010 – net loss of $1 million).

During the three months ended June 30, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized and total gain of $33 million and $28 million, respectively. During the three and nine months ended September 30, 2010, the Company recognized an unrealized gain of $14 million and $21 million, respectively, representing the change in fair values of share purchase warrants outstanding.

During the three months ended June 30, 2010, the Company recognized a net gain of $426 million before tax from the disposition of the Escobal silver project ($484 million gain before tax), an exploration property in Mexico ($64 million loss before tax) and certain land in Wharf ($6 million gain before tax). During the three months ended March 31, 2010, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $19 million before tax.

During the three and nine months ended September 30, 2011, the Company incurred finance costs of $5 million and $16 million, respectively, compared to $8 million and $21 million during the three and nine months ended September 30, 2010, respectively. Finance costs primarily comprised of accretion of reclamation and closure cost obligations and interest on tax reserves.

For the three and nine months ended September 30, 2011, the Company recognized other expenses of $13 million and other income of $21 million, respectively. Other expenses of $13 million in the third quarter of 2011 comprised mainly of $17 million in foreign exchange losses primarily arising from value added taxes receivable denominated in Mexican pesos and cash and cash equivalents denominated in Canadian dollars. Other income of $21 million for the nine months ended September 30, 2011 primarily comprised of $6 million in foreign exchange gains primarily arising on cash and cash equivalents denominated in Canadian dollars, $9 million in interest income earned on the Primero promissory notes and higher cash balances, and proceeds of $5 million from an insurance claim in the first quarter of 2011.

INCOME AND MINING TAXES

Income and mining taxes for the three and nine months ended September 30, 2011 totalled $236 million and $537 million, respectively (three and nine months ended September 30, 2010 - $67 million and $198 million, respectively), approximately 41.3% and 26.7% of earnings before taxes (three and nine months ended September 30, 2010 - 18.0% and 15.7% respectively). Excluding the foreign exchange impact on deferred income taxes, income tax expense for each respective period was approximately 23.5% and 22.8% of earnings before taxes and share-based compensation expense (three and nine months ended September 30, 2010 - 23.5% and 17.7% respectively).

The effective tax rate for the three months ended September 30, 2011 was comparable to the three months ended September 30, 2010 after adjustment for the deferred tax impacts of foreign exchange changes and non-deductible share-based compensation expenses.

The higher effective tax rate for the nine months ended September 30, 2011, as compared to the nine months ended September 30, 2010, is primarily due to the 2010 gain on the disposition of Escobal which was subject to a lower effective tax rate and the 2011 negative tax impact of the increase in the Quebec mining tax rate. In the first quarter of 2011, the effective tax rate was lowered by the gain on sale of Osisko being only 50% taxable as a capital gain. Adjusted for the deferred tax impacts of changes in the Canadian and Mexican foreign exchange rates and these last three items, the effective tax rate for the nine months ended September 30, 2011 and 2010 would be 23% and 28%, respectively.

GOLDCORP    |    37

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATIONS

San Dimas mine, Mexico

On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mine, excluding certain non-operational assets, to Primero. In exchange, the Company received $214 million in cash, $159 million in common shares of Primero valued as of August 6, 2010, a $50 million promissory note receivable (“Primero promissory note”) over five years bearing interest at 6% per annum, a $60 million convertible promissory note receivable (“Primero convertible note”) with a term of one year bearing interest at 3% per annum, which was extended on August 5, 2011 for an additional one year term, and a $4 million working capital adjustment receivable.

On adoption of IFRS with a transition date of January 1, 2010, the results of the San Dimas operation were reclassified as a discontinued operation. The following table presents selected data for San Dimas:

	Three Months Ended
Operating Data	September 30 (1) 2010	June 30 2010	March 31 2010
Tonnes of ore milled	57,500	152,200	145,300
Average mill head grade (grams/tonne)
– Gold	4.25	4.45	5.47
– Silver	246	244	273
Average recovery rate (%)
– Gold	97%	97%	98%
– Silver	95%	94%	94%
Produced (ounces)
– Gold	7,600	20,900	24,900
– Silver	429,900	1,109,700	1,205,800
Sold (ounces)
– Gold	600	20,500	24,900
– Silver	41,400	1,076,400	1,205,700
Average realized price (per ounce)
– Gold	$1,170	$1,214	$1,104
– Silver	$4.04	$4.04	$4.04
Total cash costs (per ounce)	$259	$457	$374
Financial Data
Revenues	$1	$29	$32
Earnings from mine operations	$1	$14	$16

(1)	Results reflect operations to August 6, 2010, date of disposal.

Terrane

On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek Metals Company Inc. (“Thompson Metals”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of C$241 million ($236 million) in cash and 13.9 million common shares of Thompson Creek.

The results of Terrane were reclassified and included in net earnings from discontinued operations during the third quarter of 2010 and for all comparative information presented. The loss from operations for the three and nine months ended September 30, 2010 was $3 million and $6 million, respectively.

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2010, the Company held 13.6 million Terrane common share purchase warrants which were retained upon disposition of the Company’s 58.1% interest in Terrane. During the three months ended June 30, 2011, the Company exercised all of the Terrane common share purchase warrants.

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to production costs per the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
Cash costs, continuing operations	2011	2010	2011	2010
Production costs per consolidated financial statements (1)	$460	$340	$1,423	$973
Non-cash reclamation and closure costs recovery (expense)	13	(4)	30	(21)
Treatment and refining charges on concentrate sales	32	12	95	23
By-product silver, copper, lead and zinc sales	(356)	(195)	(1,166)	(437)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(2)	(5)	(5)	(6)
Total cash costs (by-product)	147	148	377	532
Divided by ounces of gold sold	571,500	567,500	1,805,200	1,689,200
Total cash costs (by-product) per gold ounce (2)	$258	$260	$209	$315
Cash costs, including discontinued operations
Production costs per consolidated financial statements (1)	$460	$340	$1,423	$1,002
Non-cash reclamation and closure costs recovery (expense)	13	(4)	30	(21)
Treatment and refining charges on concentrate sales	32	12	95	23
By-product silver, copper, lead and zinc sales	(356)	(195)	(1,166)	(447)
Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(2)	(5)	(5)	(7)
Total cash costs (by-product)	147	148	377	550
Divided by ounces of gold sold	571,500	568,100	1,805,200	1,735,200
Total cash costs (by-product) per gold ounce (2)	$258	$260	$209	$317

(1)

$30 million and $101 million in royalties for the three and nine months ended September 30, 2011, respectively, are included in production costs per the unaudited condensed interim consolidated financial statements (three and nine months ended September 30, 2010 - $21 million and $72 million, respectively).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three and nine months ended September 30, 2011 would be $551 and $535 per ounce of gold, respectively (three and nine months ended September 30, 2010 - $435 and $436, respectively (continuing operations) or $435 and $435, respectively (including discontinued operations)).

GOLDCORP    |    39

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings attributable to shareholders of Goldcorp per the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$336	$723	$1,476	$1,491
Losses (gains) on derivatives	22	(52)	8	(28)
Gain on disposition of securities, net of tax	-	-	(279)	-
Share of net losses of associates, net of tax	5	3	11	3
Gains on dispositions of mining interests, net of tax	-	-	-	(425)
Transaction costs related to the acquisition of Camino Rojo and El Morro projects, net of tax	-	2	-	12
Net earnings from discontinued operations	-	(418)	-	(430)
Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	96	(25)	60	(33)
Other	-	11	-	12
Total adjusted net earnings	$459	$244	$1,276	$602
Weighted average shares outstanding (000’s)	808,575	736,136	802,659	734,905
Adjusted net earnings per share	$0.57	$0.33	$1.59	$0.82

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measures, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities of continuing operations per the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Net cash provided by operating activities of continuing operations	$723	$418	$1,639	$1,083
Expenditures on mining interests	(466)	(231)	(1,217)	(799)
Deposits on mining interest expenditures	(25)	(12)	(39)	(37)
Interest paid	(8)	(9)	(17)	(12)
Free cash flows	$224	$166	$366	$235

40    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to credit risk during the three and nine months ended September 30, 2011.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2011.

During the three and nine months ended September 30, 2011, the Company generated operating cash flows from continuing operations of $723 million and $1,639 million, respectively (three and nine months ended September 30, 2010 - $418 million and $1,083 million, respectively). At September 30, 2011, Goldcorp held cash and cash equivalents of $1,476 million (December 31, 2010 - $556 million; January 1, 2010 - $875 million) and had working capital of $2,047 million (December 31, 2010 - $666 million; January 1, 2010 - $1,019 million), which the Company defines as current assets less current liabilities.

On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of $940 million at September 30, 2011 ($376 million – Goldcorp’s share). The remaining $95 million (Goldcorp’s share - $38 million) available is expected to be drawn during 2012. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.

At September 30, 2011, the Company had an undrawn $1.5 billion revolving credit facility available.

In the opinion of management, the working capital at September 30, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. Excluding Pueblo Viejo, the Company’s total planned capital expenditures for 2011 is $1.5 billion, 50% of which relate to operations and the remaining 50% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo). At September 30, 2011, the Company’s committed capital expenditures payable over the next twelve months amounted to $391 million (December 31, 2010 - $51 million; January 1, 2010 - $172 million). Included in the committed capital expenditures at September 30, 2011 are $164 million relating primarily to the in-pit crushing and conveying system for Peñasquito, $78 million relating to the Cerro Negro project, $73 million relating to the Éléonore project, and $21 million relating primarily to the filter plant construction for Marlin.

For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

GOLDCORP    |    41

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Market Risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2011.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars at September 30, 2011:

September 30, 2011	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$35	$33	$(156)	$(177)	$(782)
Mexican peso	7	87	42	(106)	(2,932)
Argentinean peso	6	40	(16)	(26)	(1,856)
Guatemalan quetzal	6	16	(2)	(25)	(15)
Chilean peso	1	3	-	(17)	-
	$55	$179	$(132)	$ (351)	$(5,585)

December 31, 2010	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable)	Accounts payable and accrued liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$70	$92	$(62)	$(216)	$(784)
Mexican peso	34	87	(177)	(181)	(2,892)
Argentinean peso	1	33	(47)	(95)	(1,859)
Guatemalan quetzal	5	1	(5)	(29)	(11)
Chilean peso	-	1	-	(5)	-
	$110	$214	$(291)	$ (526)	$(5,546)

During the three and nine months ended September 30, 2011, the Company recognized a net foreign exchange loss of $72 million and $53 million, respectively, in income tax expense on the income taxes receivable/(payable) and deferred taxes (three and nine months ended September 30, 2010 – net gain of $24 million and $33 million, respectively). Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $64 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2011, the Company recognized a loss of $17 million and a gain of $6 million, respectively, on foreign exchange (three and nine months ended September 30, 2010 – gain of $4 million and $6 million, respectively). Based on the above net exposures at September 30, 2011, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $8 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and nine months ended September 30, 2011 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

42    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility, its share of the Pueblo Viejo project financing and its cash and cash equivalents. In addition, the $50 million Primero promissory note and debt component of the $60 million Primero convertible note receivable are exposed to interest rate risk as a result of the fixed interest rates earned.

There has been no other significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2011.

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and nine months ended September 30, 2011.

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation and environmental regulation, as described in the Company’s MD&A for the year ended December 31, 2010.

BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has prepared its unaudited condensed interim consolidated financial statements for part of the period covered by the Company’s first International Financial Reporting Standards (“IFRS”) annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2011 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011. The Company’s significant accounting policies are described in notes 2 and 3 of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2011.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

GOLDCORP    |    43

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in its unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests owned by the Company’s subsidiaries and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable reserves and resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

44    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

At September 30, 2011, the Company determined that there were impairment indicators for the Company’s 35.3% equity interest in Primero as a result of a decline in Primero’s share price and revised 2011 production guidance for the San Dimas mine. Management performed an impairment assessment based on estimates of the discounted future after-tax cash flows expected to be derived from Primero and concluded that there was no significant or prolonged decline in the Company’s investment. As a result, the Company has determined that the $164 million carrying value of its investment in Primero is not impaired at this time.

On October 18, 2011, Primero publicly announced plans to commence certain tax restructuring strategies in Mexico, which if successful, would positively increase future after-tax cash flows.

At September 30, 2011, the carrying amounts of the Company’s mining interests and goodwill were $25,428 million and $762 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable ounces of gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At September 30, 2011, the carrying amount of current and non-current inventories was $614 million.

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At September 30, 2011, the carrying amount of stripping costs capitalized was $85 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. The purchase price allocation for the acquisition of Andean Resources Limited, including a 100% interest in the Cerro Negro project, on December 29, 2010 has not yet been finalized as of the date of this MD&A. Changes to the provisional measurements of assets acquired and liabilities assumed including the associated deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date).

(f)	Income taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences

GOLDCORP    |    45

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero are recoverable, management makes estimates of the future cash flows of Primero based on budget and forecast information obtained from Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of these notes receivable.

On August 5, 2011, as a result of Primero’s notification of its intention to convert the $60 million convertible note, the Company exercised its option to extend the maturity date for a further year with a revised maturity date of August 5, 2012. Subsequently, on October 13, 2011, Primero informed the Company of its intention to repay $30 million of the convertible note in advance of the revised maturity date. The funds were received on October 19, 2011.

At September 30, 2011, the carrying amounts of the 5-year promissory note and debt component of the 1-year convertible promissory note receivable from Primero were $56 million and $62 million, respectively, which include $5 million of accrued interest included in other current assets.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the net present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows; and the applicable risk free interest rate for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At September 30, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $330 million (undiscounted amount - $494 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in management’s best estimate of future production at San Dimas based on budget and forecast information obtained from Primero. At September 30, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

46    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint

GOLDCORP    |    47

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in OCI and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.

The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

48    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB has proposed the deferral of IFRS 9 in an exposure draft with a 60 day comment period which ended on October 21, 2011.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were completed during 2009 and 2010. Phase 4, which involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond, has been carried out throughout 2011. Management did not encounter any significant issues during the reporting process for the Company’s three months ended March 31, 2011, June 30, 2011 and September 30, 2011 and the Company does not anticipate any significant issues arising from completion of phase 4 of the transition plan during the remainder of 2011.

The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies applied by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2011. As of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements. The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the three and nine months ended September 30, 2010 as previously reported and prepared in accordance with Canadian GAAP.

GOLDCORP    |    49

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

The Company has previously disclosed in its first quarter report for the three months ended March 31, 2011, reconciliations of the Company’s condensed IFRS balance sheets as at January 1, 2010 and December 31, 2010 and condensed comparative interim consolidated IFRS statements of earnings and comprehensive income for the year ended December 31, 2010. The Company further reported in its MD&A for the year ended December 31, 2010, preliminary 2010 comparative interim consolidated statement of earnings. The comparatives for the three months ended September 30, 2010 presented in the September 30, 2011 unaudited condensed interim consolidated financial statements do not differ materially from the preliminary amounts previously reported.

The significant impact of IFRS on the comparatives as at and for the three and nine months ended September 30, 2010 presented in note 23 to the unaudited condensed interim consolidated financial statements reflect the significant impacts on the Company’s consolidated balance sheet at January 1, 2010, as previously discussed, and the following impacts on the Company’s net earnings and total comprehensive income for the three and nine months ended September 30, 2010:

Consolidated Balance Sheet
At September 30, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes (b)	Share purchase warrants (c)	Other (e)	IFRS
Assets
Current assets	$1,892	$-	$-	$-	$(3)	$1,889
Non-current assets	21,487	(461)	5	(173)	76	20,934
	$23,379	$(461)	$5	$(173)	$73	$22,823
Liabilities
Current liabilities	$809	$(4)	$-	$51	$(92)	$764
Non-current liabilities	5,263	29	166	-	168	5,626
	6,072	25	166	51	76	6,390
Equity
Shareholders’ equity	16,989	(486)	(161)	(224)	4	16,122
Non-controlling interests	318	-	-	-	(7)	311
	17,307	(486)	(161)	(224)	(3)	16,433
Total liabilities and equity	$23,379	$(461)	$5	$(173)	$73	$22,823

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Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Consolidated Statement of Earnings
Three months ended September 30, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$885	$-	$-	$1	$(1)	$885
Mine operating costs	(487)	-	-	-	(2)	(489)
Earnings from mine operations	398	-	-	1	(3)	396
Exploration and evaluation costs, share of net losses of associates and corporate administration	(56)	-	-	(1)	(14)	(71)
Earnings from operations	342	-	-	-	(17)	325
Gains (losses) on derivatives, net	(18)	-	75	-	-	57
Gains on dispositions of mining interests, net	373	-	-	(373)	-	-
Losses on foreign exchange, net	(119)	126	-	(2)	(5)	-
Other	(25)	-	-	1	14	(10)
Earnings from continuing operations before taxes	553	126	75	(374)	(8)	372
Income taxes	(69)	63	-	(62)	1	(67)
Net earnings from continuing operations	484	189	75	(436)	(7)	305
Net earnings (loss) from discontinued operations	(20)	-	-	436	-	416
Net earnings	$464	$189	$75	$-	$(7)	$721
Other comprehensive income, net of tax	$139	$-	$-	$-	$-	$139
Total comprehensive income	$603	$189	$75	$-	$(7)	$860

GOLDCORP    |    51

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Consolidated Statement of Earnings
Nine months ended September 30, 2010	Canadian GAAP, as previously reported	Income taxes (a)	Convertible notes and share purchase warrants (b)(c)	San Dimas discontinued operation (d)	Other (e)	IFRS
Revenues	$2,480	$-	$-	$(62)	$-	$2,418
Mine operating costs	(1,402)	-	-	31	(10)	(1,381)
Earnings from mine operations	1,078	-	-	(31)	(10)	1,037
Exploration and evaluation costs, share of net losses of associates and corporate administration	(165)	-	-	-	(16)	(181)
Earnings from operations	913	-	-	(31)	(26)	856
Gains (losses) on derivatives, net	(1)	-	37	-	(1)	35
Gains on dispositions of mining interests, net	780	-	-	(373)	-	407
Losses on foreign exchange, net	(136)	142	-	-	(6)	-
Other	(66)	-	(4)	2	29	(39)
Earnings from continuing operations before taxes	1,490	142	33	(402)	(4)	1,259
Income taxes	(227)	74	-	(49)	4	(198)
Net earnings from continuing operations	1,263	216	33	(451)	-	1,061
Net earnings (loss) from discontinued operations	(25)	-	-	451	-	426
Net earnings	$1,238	$216	$33	$-	$-	$1,487
Other comprehensive income, net of tax	$224	$-	$-	$-	$-	$224
Total comprehensive income	$1,462	$216	$33	$-	$-	$1,711

(a)

For the three and nine months ended September 30, 2010, the Company reclassified foreign exchange gains and losses on deferred income taxes to deferred income tax expense and recorded deferred income tax recovery adjustments of $189 million and $216 million respectively, to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities in accordance with IAS 12 – Income Taxes.

(b)

For the three and nine months ended September 30, 2010, the Company recognized an increase in net earnings of $61 million and $13 million, respectively, to reflect the $61 million and $16 million decrease in fair value of the conversion feature of the Company’s notes during the period and $nil million and $4 million additional interest expense on the notes for the three and nine months ended September 30, 2010, respectively, as a result of accounting for the Company’s notes using the principles of IAS 32 – Financial Instruments: Presentation and IAS 39.

(c)

For the three and nine months ended September 30, 2010, the Company recognized an increase in net earnings of $14 million and $21 million, respectively, to reflect the change in fair value of the share purchase warrants outstanding during the periods as a result of accounting for the Company’s share purchase warrants using the principles of IAS 39 as described above.

(d)

In accordance with the criteria under IFRS 5 – Non-current Assets Held For Sale (“IFRS 5”) for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations.

(e)	For the three and nine months ended September 30, 2010, the Company:

(i)

capitalized $15 million and $38 million, respectively, of borrowing costs incurred (net of tax - $13 million and $34 million, respectively) as part of the costs of mining properties in accordance with IAS 23 - Borrowing Costs (“IAS 23”), which were expensed under Canadian GAAP; and

(ii)

increased its provision for reclamation and closure costs by $6 million and $22 million, respectively, (net of tax - $4 million and $16 million, respectively) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

52    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

Consolidated Statements of Cash Flows

For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 - Statement of Cash Flows. In addition, interest incurred that is capitalized and included in the carrying amount of qualifying mining properties has been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared and reported in these unaudited interim consolidated financial statements in accordance with IFRS differ from those prepared in accordance with Canadian GAAP and as previously reported as follows:

Three months ended September 30, 2010:

(i)	Net cash provided by operating activities of continuing operations – increased from $409 million to $418 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $90 million to $268 million.

Nine months ended September 30, 2010:

(i)	Net cash provided by operating activities of continuing operations – decreased from $1,109 million to $1,083 million.

(ii)	Net cash used in investing activities of continuing operations – increased from $1,194 million to $1,352 million.

OUTLOOK

The Company expects to produce between 2.50 and 2.55 million ounces of gold in 2011. Total cash costs are expected to be in a range of $180 to $220 per ounce of gold on a by-product basis. On a co-product basis, the Company is forecasting a range of $500 to $550 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues.

Excluding Pueblo Viejo, capital expenditures for 2011 are forecast at approximately $1.5 billion, including $0.2 billion for Peñasquito, $0.2 billion for Éléonore, $0.1 billion for El Morro, $0.2 billion for Red Lake and $0.1 billion for Cerro Negro. Exploration expenditures in 2011 are expected to amount to $225 million, of which approximately one-third will be expensed, and two-thirds capitalized, with efforts focused on replacing reserves mined throughout the year and on extending existing gold zones at all the Company’s prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $125 million for the year. Depreciation and depletion expense is expected to be approximately $280 per ounce of gold produced, and the Company expects an overall effective tax rate of 27% for 2011.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the

GOLDCORP    |    53

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the three and nine months ended September 30, 2011 has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 10% of revenues, 8% of earnings from operations and 9% of net earnings of the Company, as of and for the three months ended September 30, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.

In addition, the Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Andean Resources Limited which was acquired on December 29, 2010. This interest consists of the Company’s 100% interest in the Cerro Negro gold project. The Cerro Negro gold project constitutes 18% of the Company’s total assets, 17% of the Company’s net assets, and 0% of the Company’s revenues, and earnings from operations and (2)% of net earnings as of and for the three months ended September 30, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.

54    |    GOLDCORP

Third Quarter Report – 2011

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for

GOLDCORP    |    55

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2010 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

56    |    GOLDCORP